1. Name and Address of Reporting Person
   JENKINS, GREG G.
   EL PASO CORPORATION
   1001 LOUISIANA STREET
   HOUSTON, TX 77002-
2. Issuer Name and Ticker or Trading Symbol
   EL PASO CORPORATION (EP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   11/07/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   PRES, DIVERSIFIED BUSINESS
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/11/2002 01/11/2002 A     V   30000       A   $0.0000                   D
                                                      <F1>                      <F1>
Common Stock                    11/07/2002 11/07/2002 M         84829       A   $0.0000                   D
Common Stock                    11/07/2002 11/07/2002 F         -32744      D   $9.3300    163085         D
Common Stock                                                                               1237           I           401(k) Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Deferred    $0       11/07/2 11/07/2 M               84829                       Common  84829    $0.0000    0       D
Common               002     002                                                 Stock
Stock Units
Stock       $46.275  01/11/2 01/11/2 A      V  65000       08/13/2002 08/13/2011 Common  65000    $0.0000    65000   D
Option               002     002                           <F2>                  Stock
(right to
buy)
Stock       $62.975  01/11/2 01/11/2 A <F3> V  10000       01/29/2002 01/29/2011 Common  100000   $0.0000            D
Option               002     002               0           <F4>                  Stock
(right to
buy)
Stock       $62.975  01/11/2 01/11/2 A <F3> V  18750       01/29/2002 01/29/2011 Common  18750    $0.0000    118750  D
Option               002     002                                                 Stock
(right to
buy)

Explanation of Responses:

<F1>
Restricted stock granted pursuant to the 2001 Omnibus Incentive Compensation Plan. Shares of stock are required to be withheld to satisfy tax obligation in the event these shares vest.
<F2>
One half of this grant vests each year on the anniversary date of the grant.
<F3>
The nonqualified stock options permit the exercise price and/or tax obligation to be satisfied by withholding shares issuable thereunder.
<F4>
One third of this grant vests each year on the anniversary date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ David L. Siddall (POA)

DATE
11/08/2002